ENVIROMETRICS, INC.
ATTACHMENT TO FORM 12b-25

PART III - NARRATIVE

Form 10-KSB can not be filed within the prescribed period because all information required to complete the Form in an accurate manner has not been completed. In addition, the audit of the annual financial statements for 1996 and 1997 has not been completed.

PART IV - OTHER INFORMATION

Explanation to (3):

Year Ended December 31, 1997 as Compared to Year Ended December 31, 1996

Sales for the Year ended 1997 amounted to $1,679,000 which were $2,449,800
 (59.3%)lower than the $4,128,800 reported for 1996. The Service group decreased its sales by 59.4% or $1,352,300 to $924,000 and the Products group lost revenues of $1,097,500 (59.2%) and reported $755,000 for the year ended December 31, 1997 as compared to $1,852,500 for 1996. Included in the Service group revenue reduction of $1,352,300 is a decrease of $999,400 related to the Environmental Consulting and Engineering and Civil Engineering
and Surveying Division which was disposed at July 31, 1996. The Consultative Services and Air Quality groups reported $352,900 less revenues for 1997 as compared to 1996.

Cost of goods sold and direct service costs decreased by 64.2% or $2,045,600 to $1,141,700 for the year ended December 31, 1997 as compared to $3,187,300 reported for 1996. The Services Division reduced its direct service costs by $1,142,600 (64.9%) and reported $616,700 for 1997 as compared to
 $1,759,300 for 1996. The Products group decreased its cost of good sold by $903,000 or 63.2%, to $525,000 for 1997 as compared to $1,428,000 for 1996.

The gross margins for the year ended December 31, 1997 decreased by $404,200, a decrease of 42.9%, to $537,300 as compared to $941,500 for 1996.

Operating expenses were $1,543,100 lower and amounted to $1,027,300 for 1997, as compared to $2,570,400 reported for 1996. The operating expenses for 1996 included a one time charge of approximately $615,000 related to the write-
off of unamortized goodwill related to the civil engineering service group acquisition made on November 30, 1994. The operating expenses for the year ended December 31, 1996, excluding the one time charge of $615,000 would have been $1,731,900 which is $704,600 lower than the $1,027,300 reported for
1997. Sales and marketing expenses decreased by $195,800, which savings were mostly attributable to the disposition of the product line. General and administrative costs decreased by $490,200 to $644,900 for the year ended
 December 31, 1997, as compared to $1,135,100 reported for 1996. Included in the 1996 general and administrative expenses is the recovery of approximately $80,000 of amounts expensed in 1995 related to a financial settlement with a former officer. If the recovery of amounts previously expensed had been excluded, general and administrative expenses would have decreased by $570,200. Research and development costs decreased by $73,500 to $135,200. Shipping and receiving costs decreased by $62,100 to $10,400 for 1997 as compared to $72,500 for 1996 due to disposition of the product line. A reduction of $12,100 in costs related to quality control was also the result of a reduction in personnel in 1996 as compared to 1995.
Depreciation and amortization costs decreased by $94,400 for 1997 as compared to 1996. The decrease is attributable to the disposition of the engineering services group and the product line.

The Company incurred an operating loss of $470,200 for 1997 as compared to an operating loss of $1,624,400 for 1996. Included in the 1996 operating loss is the write-off of approximately $615,000 of unamortized goodwill related to the civil engineering service group acquisition made on November 30, 1994 and the recovery of approximately $80,000 of amounts previously expensed due to a financial settlement with a former officer as compared to 1995.

Interest income for 1997 was $41,800 higher than the amount recorded for 1996 due to a full year of interest earned on notes receivable executed during 1996 in connection with the disposition of the civil engineering service group completed on July 31, 1996 and the sale of real estate in December 1996. The company also recorded a gain of $124,500 for 1996 related to the disposition of the civil engineering service group. Interest expense of $79,300 for 1997 was $160,600 lower than the amount reported for 1996. This reduction was due to the payoff of the mortgage in connection with the sale of real estate and reduced notes payable under an asset based lending arrangement.
Amortization of loan costs for 1997 was $21,500 and was $27,100 lower than the $48,600 reported for 1996.

The Company incurred a net loss of $221,400 for 1997 as compared to a net loss of $1,547,300 for 1996. Included in the 1996 net loss is the write-off of approximately $615,000 of unamortized goodwill related to the civil engineering service group acquisition made on November 30, 1994, the gain on the disposition of the engineering services division of $124,500, and the recovery of approximately $80,000 of amounts previously expensed due to a financial settlement with a former officer as compared to the first nine months of 1995.  The net loss for 1996, excluding the one time charge of
 $615,000, the gain on the disposition of the engineering services division of $124,500, the gain on the sale of real estte of $223,100 and the recovery of approximately $80,000 of amounts previously expensed would have been
 $1,199,400 which is $978,000 higher than the $221,400 reported for 1997.


FINANCIAL CONDITION

The Company's financial condition remained fragile during 1997 but became more stable in the second half of 1997 after favorable settlement of a prepaid purchase deposit liability.

The working capital deficiency has decreased by $223,900 from $928,000 at December 31, 1996 to $704,100 at December 31, 1997.